Exhibit 12

The Williams Companies, Inc.

Computation of Ratio of Earnings to Fixed Charges

Six months ended June 30, 2013
(Millions)
Earnings:
Income from continuing operations before income taxes and noncontrolling interests	$629
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(9)

Income from continuing operations before income taxes, equity earnings, and noncontrolling interests	620

Add:
Fixed charges:
Interest incurred, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	321
Rental expense representative of interest factor	6

Total fixed charges	327

Distributed income of equity method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	54
Less:
Interest capitalized	(48)

Total earnings as adjusted	$953

Fixed charges	$327

Ratio of earnings to fixed charges	2.91

(a)	Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision (benefit) for income taxes in our Consolidated Statement of Income.